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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

SEC FILE NUMBER
8-51808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & Associates, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clinton Avenue Suite 707
(No. and Street)

Huntsville (City) AL (State) 35801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Smith 256-539-4805
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Smalley & Adams, PC
(Name - *if individual, state last, first, middle name*)

237 Johnston Street (Address) Decatur (City) AL (State) 35601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

"Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & Associates, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires 6/23/2020

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.L.S. & ASSOCIATES, INC.

ANNUAL REPORT

FORM X-17A-5

December 31, 2016

G.L.S. & ASSOCIATES, INC.

TABLE OF CONTENTS

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA
Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Samuel B. (Ben) Adams, CPA

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
G.L.S. & Associates, Inc.

We have audited the accompanying statement of financial condition of G.L.S. & Associates, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of G.L.S. & Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the Unites States of America.

The Computation of Net Capital Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II), and the Information for Possession or Control Requirements Under Rule 15c3-3 (Schedule III) has been subjected to audit procedures performed in conjunction with the audit of G.L.S. & Associates, Inc.'s financial statements. The supplemental information is the responsibility of G.L.S. & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
February 24, 2017

G.L.S. Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS	
Current Assets	
Cash	$ 81,025
Accounts receivable	103,157
Deferred tax asset	4,981
Total Current Assets	189,163
Fixed Assets	
Furniture and Equipment, net of depreciation	10,211
TOTAL ASSETS	$ 199,374
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable & accrued liabilities	$ 73,252
Accounts payable credit due clients	13,190
Deferred revenue	337
Total Current Liabilities	86,779
Stockholders' Equity	
Common Stock	1,000
Treasury Stock, at cost	(34,402)
Retained Earnings	145,997
Total Stockholders' Equity	112,595
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 199,374

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF INCOME
For the year ended December 31, 2016

Income		
Commissions income	$	42,359
Seasonal Equity Program income		178,120
Investment Advisory Fee income		479,551
Trails income		614,526
Securities income		5,556
TOTAL INCOME		1,320,112
Operating Expenses		
Salaries and commissions		900,196
Payroll taxes		48,840
Employee Benefits		99,028
Rent		74,154
Insurance		24,322
Office expenses		33,443
Advertising		59,211
Meals and entertainment		15,118
Fees and subscriptions		26,536
Licenses and taxes		2,153
Telephone		19,324
Sales training		5,049
Accounting/Legal Expense		31,687
Travel and transportation		4,460
Depreciation		9,367
Miscellaneous		7,359
TOTAL OPERATING EXPENSES		1,360,247
INCOME (LOSS) FROM OPERATIONS		(40,135)
Other Income (Expenses)		
Other Income		1
TOTAL OTHER INCOME		1
INCOME (LOSS) BEFORE INCOME TAXES		(40,134)
BENEFIT (PROVISION) FOR INCOME TAXES		490
NET INCOME (LOSS)	$	(39,644)

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2016

Stockholders' Equity, Beginning of Period	$ 157,039
Treasury Stock Sold (Purchased)	(4,800)
Net Income (Loss)	(39,644)
Stockholders' Equity, End of Period	$ 112,595

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2016

Balance, Beginning of Period	$	-
Increases (Decreases)	$	-
Balance, End of Period	$	-

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

	2016
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (39,644)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	9,367
(Increase) decrease in accounts receivable	(5,623)
(Increase) decrease in deferred tax asset	12,590
Increase (decrease) in accounts payable	26,049
Increase (decrease) in deferred revenue	(1,480)
Total adjustments	40,903
Net cash provided (used) by operating activities	1,259
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash payments for the purchase of treasury stock	(4,800)
Net cash provided (used) by investing activities	(4,800)
Net increase (decrease) in cash and cash equivalents	(3,541)
Cash and cash equivalents at beginning of year	84,566
Cash and cash equivalents at end of year	$ 81,025
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of the financial statements.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

Note 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer firm and an investment advisory firm. The broker dealer is a member of FINRA and SIPC. The investment advisor firm is registered with the SEC. The Company is an Alabama Corporation.

Note 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: The Company receives commissions from the purchase of investment products by its customers which is earned and recorded as revenue upon completion of the related transactions. It also received investment advisory fees, on an annual, quarterly, or monthly basis, for continuing management of the assets that is recorded as revenue over the period for which the services are provided. Amounts paid in advance are deferred until earned.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The Company's financial instruments are cash, accounts receivable, trading securities and accounts payable. The recorded values of these accounts approximate their fair values.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

Advertising: The Company follows the policy of charging the costs of advertising to expense as incurred.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

Note 2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2016:

Mutual Fund Commissions	$ 939
Investment Advisory Fees	38,600
Trails Commissions--Mutual Funds	20,034
Trails Commissions--Variable Annuities	43,026
Corporate Bonds Commissions	558
Total Accounts Receivable	$ 103,157

All commissions are deemed collectible by management; therefore, there is no allowance for doubtful accounts.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2016:

Furnishings and Equipment	$ 81,957
Less: Accumulated Depreciation	(71,746)
Total Property & Equipment	$ 10,211

NOTE 5 SECURITIES OWNED BY COMPANY

The company invests excess funds in short-term investments classified as trading securities. At December 31, 2016:

Trading Securities at cost	$ 0
Unrealized gains	0
Unrealized losses	-
Trading Securities at fair value	$ 0

NOTE 6 STOCKHOLDERS' EQUITY

The company has authorized 100,000 shares of $.01 par value common stock. At December 31, 2016, 97,950 shares were outstanding; treasury stock of 2,050 shares have been recorded at cost.

The Company has a stock purchase agreement with its minority shareholders who are also active employees. The terms of the agreement provide for in-service partial redemption subject to certain vesting requirements and also full redemption upon retirement. The number of shares subject to this arrangement is 2,400 which is less than three percent of the outstanding stock.

The company purchased 150 shares treasury stock from an employee during the period.

Currently, there are no redemption requirements under the agreement.

NOTE 7 RETIREMENT PLAN

The Company sponsors a retirement plan for the employees. Participants are allowed to defer up to $18,000 (employees over age 50 may defer an additional $6,000), and the company matches up to four percent of eligible compensation. Additionally, the Company elected to make an additional discretionary contribution amount of $29,209. The company contributed $28,861 for the year ended December 31, 2016.

NOTE 8 FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from it customer is affected by economic fluctuations related to this industry.

The Company maintains bank balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At December 31, 2016, the company had $0 of uninsured deposits.

NOTE 9 INCOME TAXES

The Company uses an accelerated depreciation method for tax purposes. The deferred tax asset and/or liability is the result of temporary (timing) differences in the recognition of depreciation, charitable contribution and net operating loss deductions between income tax rules and when those deductions are used for financial reporting. Any net operating losses are available to be carried forward for a maximum of twenty years.

NOTE 9 INCOME TAXES (CONTINUED)

The current and deferred (if material) portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ACS 740 are as follows at December 31, 2016:

Current	
Federal	($ 490)
State	0
Total Current Income Tax Benefit (Provision)	($ 490)
Deferred	
Federal	$ 1,559
State	3,422
Total Deferred Income Tax Asset (Liability)	$ 4,981

The Company's effective income tax rate is composed of a federal rate of 15% and a state rate of 6% for a total of 21%.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company's federal income tax returns for prior years are subject to examination by the Internal Revenue Service, generally for three years after they are filed.

NOTE 10 LEASES

The company leases its office facilities in Huntsville, Alabama. The current lease has been extended to April 30, 2019. The base (minimum) monthly lease payments from March 1, 2016 through April 30, 2016 are $0. For the period beginning May 1, 2016 through April 30, 2017 the minimum payments will be $6,834. For the period beginning May 1, 2017 through April 30, 2018, the minimum payments will be $6,971. For the period beginning May 1, 2018 through April 30, 2019, the minimum payments will be $7,146. Rent expense for the year ended December 31, 2016 was $74,154.

Future minimum rental payments are as follows:

2017	$ 83,104
2018	$ 85,052
2019	$ 28,584

Additional amounts are also due under the terms of the lease for excess building operating costs.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital of $ 97,403 which was $ 91,618 in excess of its required net capital of $ 5,785.

NOTE 12 CONTINGENCIES

- The firm is awaiting response from the Alabama Securities Commission ("ASC") Show Cause Order (Admin Order No. SC-2015-0009). Since all claims against the firm have been settled, the firm expects the ASC to dismiss the Show Cause Order.

- The firm was notified by FINRA in December, 2016 of a customer complaint. The firm has retained legal counsel and awaits further notice of action. In the opinion of management of GLSA, the complaint is completely without merit and will not cause any financial loss, impact, or disruption of business.

NOTE 13 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2017, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

G.L.S. Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31, 2016

Schedule I

Total stockholders' equity from Statement of Financial Condition	$ 112,595
Add liabilities subordinated to claims of general creditors	-
Total stockholders' equity qualified for Net Capital	112,595
Deductions and/or changes:	
Nonallowable assets from Statement of Financial Condition	
Property and equipment, net	10,211
Deferred tax asset	4,981
Total nonallowable assets from Statement of Financial Condition	15,192
Net Capital, before haircuts on securities positions	97,403
Haircut on securities: other securities	-
Net Capital (Deficit)	97,403
Capital Requirement	5,785
Excess (Deficit) Net Capital	$ 91,618

G.L.S. Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2016

Schedule I, continued

Total liabilities from Statement of Financial Condition	$ 86,779
Less: Non-Aggregate Indebtedness	
Deferred tax liability	-
Total Aggregate Indebtedness	$ 86,779

G.L.S. Associates, Inc.
RECONCILIATION OF NET CAPITAL
December 31, 2016

Schedule I, continued

Description	As Originally Reported	As Audited	Difference	Explanation
State of Financial Condition				
Deferred Tax Asset	$0	$0	$0	Change in deferred tax asset
Deferred Tax Liability	$0	$0	$0	Change in deferred tax asset
Retained Earnings	$0	$0	$0	Change in net income
Statement of Income				
Gains or losses from trading	$0	$0	$0	Reclass gain
Other revenue	$0	$0	$0	Reclass revenue
Other expenses	$0	$0	$0	Reclass other expenses
Provision for income tax	$0	$0	$0	Increase in accrual of income tax
Computation of Net Capital				
Total ownership equity	$0	$0	$0	Change in liability

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital increased by $ 0

G.L.S. Associates, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2016

Schedule II

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

G.L.S. Associates, Inc.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
December 31, 2016

Schedule III

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Samuel B. (Ben) Adams, CPA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of G.L.S. & Associates, Inc.

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) G.L.S. & Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which G.L.S. & Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(1) - the firm conducts limited business (mutual funds and/or variable annuities only). And (2) G.L.S. & Associates, Inc. stated that G.L.S. & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. G.L.S. & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G.L.S. & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such and opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
February 24, 2017

G.L.Smith
&ASSOCIATES
Wealth Management

January 26, 2017

G. L. S. & Associates, Inc.'s Exemption Report

G. L. S. & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The broker or dealer met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (1): the firm conducts limited business (mutual funds and/or variable annuities only).

G.L.S. & Associates, Inc.
Name of Company

I, Gregory L. Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: President

200 Clinton Avenue, Suite 707, Huntsville, AL 35801
256-539-4805 • 1-800-529-4805

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Samuel B. (Ben) Adams, CPA

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

Board of Directors of
G.L.S. & Associates, Inc.
Huntsville, Alabama

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by G.L.S. & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating G.L.S. & Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. G.L.S. & Associates, Inc.'s management is responsible for the G.L.S. & Associates, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
February 24, 2017